mR

10035356

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2008
Estimated average burden hours per response.....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-53368~~ 8-50335

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-09 AND ENDING 31-Dec-09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JH Darbie & Co., Inc.** 10-015541-c5

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Wall Street- 6th Floor
(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Rabinowitz **212-269-7271**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Robert Rabinowitz**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **JH Darbie & Co., Inc.**, as of **December 31, 2009**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH GOLDSTEIN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GO6133940
Qualified In Kings County
My Commission Expires September 19, 2009



Notary Public



Signature

Title

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders
JH Darbie & Co., Inc.

We have audited the accompanying balance sheet of JH Darbie & Co., Inc. as of December 31, 2009 and the related statement of operations and changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JH Darbie & Co., Inc. as of December 31, 2009 and the related statement of operations and changes in shareholders' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.



Monmouth Beach, New Jersey
February 21, 2010

JH Darbie & Co., Inc.
Affirmation of the President

To the best of the knowledge and belief of the undersigned, the information contained in the Annual Report of JH Darbie & Co., Inc. for the year ended December 31, 2009 is accurate and complete. The annual financial statements and operational reports filed with the Securities and Exchange Commission for the year ended December 31, 2009 have been made available to all shareholders of JH Darbie & Co., Inc.



Robert Rabinowitz, President

JH Darbie & Co., Inc.
Balance Sheet
As of December 31, 2009

ASSETS	
Current assets:	
Cash & cash equivalents	$625,692
Receivables from clearance account	438,497
Total Current Assets	$1,064,189
Other asset:	
Security deposit	23,375
Total Assets	$1,087,564
LIABILITIES & SHAREHOLDERS' EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$579,980
Total Current Liabilities	$579,980
Shareholders' Equity:	
Common stock	$200
Additional paid in capital	692,048
Retained earnings	(184,664)
Total Shareholders' Equity	507,584
Total Liabilities & Shareholders' Equity	$1,087,564

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Statement of Operations
For the Year Ended December 31, 2009

Commission revenues & other service fees	$5,708,558
Commission & clearance expenses	(2,672,417)
Net margin	$3,036,141
General and administrative expenses:	
Salaries & consulting	$1,683,518
General administration	1,087,996
Total general and administrative expenses	2,771,514
Income from operations	$264,627
Other income:	
Other income	11,293
Interest income	93
Net income before income tax provision	$276,013
Provision for income taxes	(26,500)
Net income	$249,513

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2009

Operating activities:	
Net income	$249,513
Changes in other operating assets and liabilities:	
Deposit with clearing broker	(194,783)
Accounts payable & accrued expenses	359,937
Net cash provided by operations	$414,667
Net increase in cash during the fiscal year	$414,667
Cash at December 31, 2008	211,025
Cash at December 31, 2009	$625,692

Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at December 31, 2008	$200	$692,048	($434,177)	$258,071
Net income for the fiscal year			249,513	249,513
Balance at December 31, 2009	$200	$692,048	($184,664)	$507,584

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2009

1. Organization

JH Darbie & Co., Inc. (the Company) is a privately held corporation formed in New York in 1997 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. Through its clearing broker, the Company clears securities transactions on a fully disclosed basis for its clients. The Company operates under the exempt provisions of the Security and Exchange Commission Rule 15c3-3(k)(2)(b).

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Commission revenues and related fees are recorded on a settlement date basis and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in the financial statements.

Recent Accounting Pronouncements-

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820" and formerly referred to as FAS-157), establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. ASC 820 is effective for fiscal years beginning after November 15, 2007. ASC 820-10-65, *Transition and Open Effective Date Information*, deferred the effective date of ASC 820, for non-financial assets and liabilities that are not on a recurring basis recognized or disclosed at fair value in the financial statements, to fiscal years, and interim periods, beginning after November 15, 2008. The Company has adopted the guidance within ASC 820 for non-financial assets and liabilities measured at fair value on a nonrecurring basis at January 1, 2009 and will continue to apply its provisions prospectively from January 1, 2009. The application of ASC 820 for non-financial assets and liabilities did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 810, *Consolidation* ("ASC 810"), ASC 810-10-65, *Transition and Open Effective Date Information* ("ASC 810-10-65" and formerly referred to as FAS-160) establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated financial statements. ASC 810-10-65 is effective for fiscal years beginning after December 15, 2008. The application of ASC 810-10-65 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 815, *Derivatives and Hedging* ("ASC 815"), ASC 815-10-65, *Transition and Open Effective Date Information* ("ASC 815-10-65"and formerly referred to as FAS-161) includes a requirement for enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. ASC 815 is effective prospectively for fiscal years beginning after November 15, 2008. The application of ASC 815 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 855, *Subsequent Events* ("ASC 855" and formerly referred to as FAS-165), modified the subsequent event guidance. The three modifications to the subsequent events guidance are: 1) To name the two types of subsequent events either as recognized or non-recognized subsequent events, 2) To modify the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statement are issued or available to be issued and 3) To require entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date, i.e. whether that date represents the date the financial statements were issued or were available to be issued. The adoption of *FASB ASC 855*, did not have a material affect on the Company's financial position.

3. Fair Value of Financial Instruments

Cash and cash equivalents, receivable from clearance account, security deposit, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2009.

4. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2009 through the date of this report and found no material subsequent events reportable during this period.

5. Commitments and Contingencies

The Company is committed to a non-cancelable lease for office space and rents an office in New York City, New York. Minimum lease payments due under the lease are as follows.

2010	$146,945
2011	184,826
2012	167,710
2013	157,949
Net minimum lease payments	$657,430

Rent expense for fiscal year 2009 was $172,217

6. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker dealer on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker.

7. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk are its cash and cash equivalent deposits. At December 31, 2009, the Company's cash deposits were in excess of insured amounts by $375,692.

8. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Shareholders' equity	$507,584
DEBITS:	
Non-allowable assets:	
Security deposit	(23,375)
NET CAPITAL	$484,209
Haircuts	0
ADJUSTED NET CAPITAL	$484,209
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	38,685
EXCESS NET CAPITAL	$445,524
AGGREGATE INDEBTEDNESS:	$579,980
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	119.78%
Excess net capital previously reported	$445,544
Less accrual for federal income taxes	0
Excess net capital per this report	$445,524

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholders
JH Darbie & Co., Inc.

In planning and performing our audit of the financial statements of JH Darbie & Co., Inc. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2009 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2009, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the assessments and payments to the Security Investor Protection Corporation (SIPC) for the year ended December 31, 2009 in order to assist you and interested third parties in evaluating the Company's compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company is responsible for compliance with these requirements. These agreed-upon procedures were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently we make no representation regarding the

sufficiency of the procedures described below either for the purpose for which this report has been requested of for any other purpose. The procedures performed and our findings are as follows.

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences.

2. We compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 and noted no differences.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and other working papers and noted no differences.

4. We proved the arithmetic accuracy of the calculations reflected in Form SIPC-7T and the related schedules supporting the adjustments and noted no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIP-7T on which it was originally computed and noted no differences.

With regard to the SIPC fee assessment testing, we were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



Monmouth Beach, N.J.
February 21, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2008
Estimated average burden
hours per response.....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-09 AND ENDING 31-Dec-09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JH Darbie & Co., Inc.** 10-015541-c5

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Wall Street- 6th Floor
(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Rabinowitz **212-269-7271**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Rabinowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JH Darbie & Co., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOSEPH GOLDSTEIN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GO6133940
Qualified in Kings County
My Commission Expires September 19, 2009

Notary Public



Signature

Title



This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders
JH Darbie & Co., Inc.

We have audited the accompanying balance sheet of JH Darbie & Co., Inc. as of December 31, 2009 and the related statement of operations and changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JH Darbie & Co., Inc. as of December 31, 2009 and the related statement of operations and changes in shareholders' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.



Monmouth Beach, New Jersey
February 21, 2010

JH Darbie & Co., Inc.
Affirmation of the President

To the best of the knowledge and belief of the undersigned, the information contained in the Annual Report of JH Darbie & Co., Inc. for the year ended December 31, 2009 is accurate and complete. The annual financial statements and operational reports filed with the Securities and Exchange Commission for the year ended December 31, 2009 have been made available to all shareholders of JH Darbie & Co., Inc.



Robert Rabinowitz, President

JH Darbie & Co., Inc.
Balance Sheet
As of December 31, 2009

ASSETS	
Current assets:	
Cash & cash equivalents	$625,692
Receivables from clearance account	438,497
Total Current Assets	$1,064,189
Other asset:	
Security deposit	23,375
Total Assets	$1,087,564
LIABILITIES & SHAREHOLDERS' EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$579,980
Total Current Liabilities	$579,980
Shareholders' Equity:	
Common stock	$200
Additional paid in capital	692,048
Retained earnings	(184,664)
Total Shareholders' Equity	507,584
Total Liabilities & Shareholders' Equity	$1,087,564

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Statement of Operations
For the Year Ended December 31, 2009

Commission revenues & other service fees	$5,708,558
Commission & clearance expenses	(2,672,417)
Net margin	$3,036,141
General and administrative expenses:	
Salaries & consulting	$1,683,518
General administration	1,087,996
Total general and administrative expenses	2,771,514
Income from operations	$264,627
Other income:	
Other income	11,293
Interest income	93
Net income before income tax provision	$276,013
Provision for income taxes	(26,500)
Net income	$249,513

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2009

Operating activities:	
Net income	$249,513
Changes in other operating assets and liabilities:	
Deposit with clearing broker	(194,783)
Accounts payable & accrued expenses	359,937
Net cash provided by operations	$414,667
Net increase in cash during the fiscal year	$414,667
Cash at December 31, 2008	211,025
Cash at December 31, 2009	$625,692

Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at December 31, 2008	$200	$692,048	($434,177)	$258,071
Net income for the fiscal year			249,513	249,513
Balance at December 31, 2009	$200	$692,048	($184,664)	$507,584

Please see the notes to the financial statements.

JH Darbie & Co., Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2009

1. Organization

JH Darbie & Co., Inc. (the Company) is a privately held corporation formed in New York in 1997 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. Through its clearing broker, the Company clears securities transactions on a fully disclosed basis for its clients. The Company operates under the exempt provisions of the Security and Exchange Commission Rule 15c3-3(k)(2)(b).

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Commission revenues and related fees are recorded on a settlement date basis and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in the financial statements.

Recent Accounting Pronouncements-

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820" and formerly referred to as FAS-157), establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. ASC 820 is effective for fiscal years beginning after November 15, 2007. ASC 820-10-65, *Transition and Open Effective Date Information,* deferred the effective date of ASC 820, for non-financial assets and liabilities that are not on a recurring basis recognized or disclosed at fair value in the financial statements, to fiscal years, and interim periods, beginning after November 15, 2008. The Company has adopted the guidance within ASC 820 for non-financial assets and liabilities measured at fair value on a nonrecurring basis at January 1, 2009 and will continue to apply its provisions prospectively from January 1, 2009. The application of ASC 820 for non-financial assets and liabilities did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 810, *Consolidation* ("ASC 810"), ASC 810-10-65, *Transition and Open Effective Date Information* ("ASC 810-10-65" and formerly referred to as FAS-160) establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated financial statements. ASC 810-10-65 is effective for fiscal years beginning after December 15, 2008. The application of ASC 810-10-65 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 815, *Derivatives and Hedging* ("ASC 815"), ASC 815-10-65, *Transition and Open Effective Date Information* ("ASC 815-10-65"and formerly referred to as FAS-161) includes a requirement for enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. ASC 815 is effective prospectively for fiscal years beginning after November 15, 2008. The application of ASC 815 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 855, *Subsequent Events* ("ASC 855" and formerly referred to as FAS-165), modified the subsequent event guidance. The three modifications to the subsequent events guidance are: 1) To name the two types of subsequent events either as recognized or non-recognized subsequent events, 2) To modify the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statement are issued or available to be issued and 3) To require entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date, i.e. whether that date represents the date the financial statements were issued or were available to be issued. The adoption of *FASB ASC 855*, did not have a material affect on the Company's financial position.

3. Fair Value of Financial Instruments

Cash and cash equivalents, receivable from clearance account, security deposit, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2009.

4. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2009 through the date of this report and found no material subsequent events reportable during this period.

5. Commitments and Contingencies

The Company is committed to a non-cancelable lease for office space and rents an office in New York City, New York. Minimum lease payments due under the lease are as follows.

2010	$146,945
2011	184,826
2012	167,710
2013	157,949
Net minimum lease payments	$657,430

Rent expense for fiscal year 2009 was $172,217

6. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker dealer on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker.

7. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk are its cash and cash equivalent deposits. At December 31, 2009, the Company's cash deposits were in excess of insured amounts by $375,692.

8. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Shareholders' equity	$507,584
DEBITS:	
Non-allowable assets:	
Security deposit	(23,375)
NET CAPITAL	$484,209
Haircuts	0
ADJUSTED NET CAPITAL	$484,209
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	38,685
EXCESS NET CAPITAL	$445,524
AGGREGATE INDEBTEDNESS:	$579,980
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	119.78%
Excess net capital previously reported	$445,544
Less accrual for federal income taxes	0
Excess net capital per this report	$445,524

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholders
JH Darbie & Co., Inc.

In planning and performing our audit of the financial statements of JH Darbie & Co., Inc. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2009 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2009, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the assessments and payments to the Security Investor Protection Corporation (SIPC) for the year ended December 31, 2009 in order to assist you and interested third parties in evaluating the Company's compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company is responsible for compliance with these requirements. These agreed-upon procedures were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently we make no representation regarding the

sufficiency of the procedures described below either for the purpose for which this report has been requested of for any other purpose. The procedures performed and our findings are as follows.

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences.

2. We compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 and noted no differences.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and other working papers and noted no differences.

4. We proved the arithmetic accuracy of the calculations reflected in Form SIPC-7T and the related schedules supporting the adjustments and noted no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIP-7T on which it was originally computed and noted no differences.

With regard to the SIPC fee assessment testing, we were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



Monmouth Beach, N.J.
February 21, 2010